PINE VALLEY HOLDS CEREMONY FOR WILLOW CREEK MINE

VANCOUVER, BRITISH COLUMBIA, July 8, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) yesterday commemorated officially the opening of its Willow Creek Mine located near Chetwynd, British Columbia. The Willow Creek Mine is the first major new metallurgical coal mine established in Canada in more than twenty years.

The event was marked by a ceremony at Willow Creek. Minister Bill Bennett, Minister of State for Mining for British Columbia attended and commented, “I want to thank Falls Mountain Coal and Pine Valley Mining Corporation for their investment in Willow Creek mine. One of our government’s great goals is to create jobs and this project is creating family supporting jobs and providing economic prosperity for communities. The B.C. Mining Plan lays out a path forward to a thriving, globally competitive, safe and environmentally responsible exploration and mining sector, significantly benefiting all British Columbians.”

Graham Mackenzie, Pine Valley’s President and Chief Executive Officer, commented, “Today is a proud day for Pine Valley, its employees, investors and customers. We have always believed in this Company’s potential, and today marks the achievement of a critical milestone in our efforts to realize that potential. We are grateful for the hard work and sacrifices made by our employees, the faith demonstrated by our investors and customers, and the support and encouragement provided by the Government of British Columbia.”

Jeff Fehn, Chairman of Pine Valley, added some special remarks on the founding history of the Willow Creek project and commented, “I would like to recognize our Company’s founder, Orval Gillespie, without whose vision, which began twelve years ago, we would not be here today. If he were with us today, he would be proud of this achievement, the realization of his vision: the first new metallurgical coal mine to be opened in Canada in more than twenty years.”

The Willow Creek Mine shipped its first coal to customers in September 2004, and shipped approximately 290,000 tonnes of coal during the year ended March 31, 2005. During the fourth quarter of the 2005 fiscal year, the Company completed commissioning of the majority of the equipment constructed and installed at the Willow Creek Coal Mine. This infrastructure is capable of producing 2.2 million tonnes of coal per year. The Company expects to achieve a monthly mine production rate of approximately 180,000 tonnes when a coal preparation plant and related projects are completed and fully commissioned. The coal preparation plant is presently under construction and is scheduled for completion in the autumn of 2005.

The Company has filed a permit amendment application with the Provincial Government of British Columbia requesting an increase from the currently permitted production level of 0.9 million tonnes per year to 2.2 million tonnes per year. The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves without any increase in the area, known as the mine “footprint,” utilized in the mining process.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.